UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(CUSIP Number)

George L. Argyros

c/o Arnel Development Company

949 South Coast Drive, Suite 600

Costa Mesa, California 92626

Tel. No.: (714) 481-5000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Jeffrey Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

 Tel. No.: (213) 229-7504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: George L. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,681,377
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 9,681,377
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,681,377
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.97% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon shares of common stock outstanding on October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2011.

Item 1.	Security and Issuer

This Amendment No. 4 amends and restates the statement on Schedule 13D filed by George L. Argyros (the “Reporting Person”) with the Securities and Exchange Commission on December 21, 1998, as amended by Amendment No. 1 thereto, dated March 18, 2004, by Amendment No. 2 thereto, dated May 11, 2010 and by Amendment No. 3 thereto, dated November 21, 2011, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

This Amendment No. 4 is being made primarily to update the Reporting Person’s disclosures under Items 4, 6 and 7.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of the Reporting Person.

(b)	The business address of the Reporting Person is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c)	The Reporting Person’s present principal occupation is Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;

•	as annual grants of Common Stock from the Issuer in consideration of the Reporting Person’s prior service on the Issuer’s board of directors;

•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

•	in open market purchases using personal funds.

Item 4.	Purpose of Transaction

Each of the Reporting Person and affiliated entities of the Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.

On February 6, 2012, the Issuer entered into an agreement (the “Agreement”) with the Reporting Person, The Argyros Family Foundation, The Argyros Family Trust, GLA Financial Corporation, HBI Financial, Inc., The George T. Poulos Trust and the Leon & Olga Argyros 1986 Trust (collectively, the “Argyros Group”).

The Agreement provides that (1) the Issuer’s board of directors (the “Issuer Board”) will resolve, no later than February 22, 2012, to maintain the size of the Issuer Board at no more than nine directors at least until the conclusion of the Issuer’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”); (2) the Issuer will take all necessary actions to nominate Lowell L. Bryan, Samuel G. Liss and Travis E. Reed (collectively, the “Nominees”) for election to the Issuer Board at the 2012 Annual Meeting and include the Nominees in the Issuer’s slate of nominees; (3) the Issuer will take all other actions necessary to implement the consent of the Corporate Governance/Nominating Committee of the Issuer Board recommending that the Issuer Board nominate the Nominees; and (4) the Issuer will use its reasonable best efforts to cause the election of the Nominees at the 2012 Annual Meeting.

The Agreement also provides that, so long as the Issuer complies with its Agreement obligations, the Argyros Group and its members will not (1) nominate any person for election at the 2012 Annual Meeting; or (2) submit any proposal for consideration at, or bring any other business before, the 2012 Annual Meeting. Additionally, so long as the Issuer complies with its Agreement obligations, at the 2012 Annual Meeting each member of the Argyros Group shall cause (a) all shares of the Issuer’s common stock that it beneficially owns to be present for quorum purposes and (b) all the votes associated with one-third of the shares of the Issuer’s common stock that it beneficially owns to be voted in favor of each Nominee, subject to certain rights of the Argyros Group to cumulate votes (in its sole discretion) on certain Nominees upon the receipt of notification from the Issuer that it is in the best interest of the Issuer to cumulate votes on certain Nominees.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in the preceding paragraphs, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing review of investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, or may engage in communications with management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters, including but not limited to operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 9,681,377 shares of Common Stock of the Issuer, which represent approximately 21.97% of the outstanding shares of Common Stock of the Issuer (based on the 44,071,146 shares of Common Stock outstanding on October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011). Of the 9,681,377 shares beneficially owned by the Reporting Person, (i) 672,002 shares are held by The Argyros Family Foundation, of which the Reporting Person is the Chairman, (ii) 4,295,500 shares are held by HBI Financial, Inc., of which the Reporting Person is the sole shareholder, (iii) 1,686 shares are held by GLA Financial Corporation, of which the Reporting Person is the sole shareholder, (iv) 900 shares are held by The Leon & Olga Argyros 1986 Trust, of which the Reporting Person is the trustee, (v) 215 shares are held by The George T. Poulos Trust, of which the Reporting Person is the trustee and (vi) 4,711,074 shares are held by The Argyros Family Trust, of which the Reporting Person is the trustee. The Reporting Person has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation. The Reporting Person disclaims beneficial ownership of the shares held by The Argyros Family Foundation, The Leon & Olga Argyros 1986 Trust and The George T. Poulos Trust.

(b) Number of shares as to which the Reporting Person has:

1.	Sole power to vote or direct vote: 9,681,377

2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 9,681,377

4.	Shared power to dispose or direct the disposition: -0-

(c) Not applicable.

(d) All of the shares beneficially owned by the Reporting Person are owned directly by various family trusts in which the Reporting Person is the trustee or corporations in which The Argyros Family Trust is the sole stockholder. In each case, the Reporting Person has the power to vote and dispose of the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 6, 2012, the Issuer and the Argyros Group entered into the Agreement, defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Agreement, dated February 6, 2012, by and among the Issuer and the Argyros Group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

/s/ George L. Argyros
George L. Argyros